Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 1.0
[ ]	Form 3 Holdings Reported
[X]	Form 4 Transactions Reported

1. Name and Address of Reporting Person* Lanier, II J. Smith		2. Issuer Name and Ticker or Trading Symbol Interface, Inc. (IFSIA)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director ___ 10% Owner Officer (give ___ Other (specify title below) below)
(Last) (First) (Middle) 2859 Paces Ferry Road, Suite 2000		3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 12/29/02
(Street) Atlanta, Georgia 30339				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	10-17-02		4(1)					47,000	D
Class A Common Stock			4(2)					400	I	By Wife(3)
Class B Common Stock								140,644
Class B Common Stock			4(2)					157,004	I	By Wife(3)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Form 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day Year)	3A. Deemed Execution Date, if any (Month /Day Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) On the reporting person's Form 4 filed on October 21, 2002, the reported amount of securities directly owned following the reported transaction failed to account for the effect of the 2-for-1 stock split in 1998.  The correct amount is 47,000 shares.

(2)  The reporting person's wife has owned such shares at all times since December 1987, when such shares were last reported by the reporting person.

(3)  The reporting person disclaims beneficial ownership of the shares held by his wife.

/s/ J. Smith Lanier, II J. Smith Lanier, II **Signature of Reporting Person	2-04-03 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure